October 4, 2013

VIA FEDEX AND EDGAR

Re:	Party City Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 29, 2013
File No. 333-189513

Ladies and Gentlemen:

    On behalf of Party City Holdings Inc., a Delaware corporation (the “Company” or “PCHI”), we are writing in response to the comment letter, dated September 19, 2013 (the “Comment Letter”), of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-189513) (the “Registration Statement”). Concurrently herewith, the Company has filed Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company.

    For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to the Registration Statement, as initially filed. Page numbers and other similar references used in the Company’s responses refer to Amendment No. 2, unless otherwise noted.

Industry Overview, page 2

1.	We note your response to comment 8 from our letter dated July 19, 2013 and the supplemental materials provided to the Staff. We have the following additional comments:

•

It does not appear to us that the source material provided to the staff as support for your statement that the retail party goods industry is a $10 billion industry supports such assertion, as in calculating the size of the industry the source material appears to include several products that do not appear to be offered by you. Please revise to disclose the fact that the size of the industry to which you refer includes product offerings beyond those that you offer, or provide us with additional support for this assertion.

•	As previously requested, please also clarify whether the Halloween market is distinct from the $10 billion retail party goods industry to which you refer.

Response to Comment 1: The Company advises the Staff that it offers all of the products that are listed in the source material: balloons, stationery/invitations, bridal merchandise, partyware (decorations, novelties, confetti, favors, etc.), licensed products, custom creations (centerpieces, favors, etc.), paperware (plates, cups, napkins, etc.), greeting cards, gifts and Halloween costumes (including sexy costumes). The Company has reviewed the disclosure under “Business” in Amendment No. 2 (which starts on page 81) and ensured that all such products are listed.

The Company advises the Staff that based on updated information from 2013, the Halloween market is estimated at $7 billion. The Company has supplementally provided source material to the Staff relating to this revised estimate. The Company further advises the Staff that although there is significant overlap, the $10 billion retail party goods industry excludes certain channels through which Halloween products are sold and, therefore, the entire $7 billion Halloween market is not a subset of the $10 billion retail party goods industry. The Company has revised the disclosures on pages 2 and 82 in order to clarify this point.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 59

2.	We note your response to comment 20 from our letter dated July 19, 2013. Please revise your disclosures to clarify to your readers that the change in basis did not impact revenues or retail operating expenses, and that for all other line items, you have disclosed the impact of the change in basis where material. We believe this will assist your readers in better understanding your comparative analysis of results of operations.

Response to Comment 2: In response to the Staff’s comment, the Company has revised the disclosure on page 54 to clarify that the change in basis did not impact revenues or retail operating expenses and that, for all other line items, the Company has disclosed the impact of the change in basis where material.

Management, page 97

Executive Officers and Directors, page 97

3.	We note your response to comment 23 from our letter dated July 19, 2013 and the related revisions to your disclosure. Please also file the Stockholders Agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. Please refer to Item 601(b)(4) of Regulation S-K. Please also clarify whether this offering constitutes an initial public offering that would terminate such agreement.

Response to Comment 3: In response to the Staff’s comment, the Company has filed the Stockholders Agreement as an exhibit to the registration statement. The Company confirms that this offering does not constitute an initial public offering as defined under the stockholders agreement.

Financial Statements for the Period Ended December 31, 2012, page F-2

Note 1 – Organization, Description of Business and Basis of Presentation, page F-7

4.	We note your response to comment 25 from our letter dated July 19, 2013. It remains unclear to us why it is appropriate to present the equity accounts of the registrant’s indirect parent company PC Topco as opposed to the registrant’s equity in these financial statements. Please tell us your basis in GAAP for this presentation.

Response to Comment 4: In response to the Staff’s comment, the Company has modified the financial statements to present the equity accounts of the Company.

5.	We note your response to comment 27 from our letter dated July 19, 2013 and have the following additional comments concerning the Transaction:

•

Please provide us with a copy of the merger agreement between the registrant and the Merger Sub. If not apparent from this agreement, describe in detail the consideration exchanged between the registrant, the Merger Sub, and shareholders to effect the Transaction. In doing so, please clarify whether the rollover investors received cash for their shares of Party City Holdings Inc., and if not, describe how the exchange of the rollover investors’ shares of PCHI for shares of PC Topco was effected.

•

Please confirm our assumption that the change in basis occurring in the registrant’s financial statements resulted from push-down accounting. If so, please revise your disclosures to clarify this and explain to us how you met the criteria for push-down. If not, please explain in detail the accounting literature that supports reflecting a change in basis in the acquiree’s stand-alone financial statements.

•

We note your statement that, at the time of the Transaction, 100% of PC Topco was owned by a collaborative group. Please provide us with your detailed analysis supporting your conclusion that the investors in PC Topco were a collaborative group.

Response to Comment 5: In response to the Staff’s comments, the Company is supplementally providing the Staff a copy of the merger agreement between the registrant and the Merger Sub.

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate Holdings, Inc. (“PC Intermediate”), which is a wholly-owned subsidiary of PC Topco

Holdings, Inc. (“PC Topco”), merged into the Company, with the Company being the surviving entity and an indirect wholly-owned subsidiary of PC Topco (“the Transaction”). At such time, 100% of PC Topco, which was formed in order to effect the Transaction, was owned by a collaborative group consisting of funds affiliated with Thomas H. Lee Partners, L.P. (“THL”) and Advent International Corporation (“Advent”), and other minority investors. Prior to the Transaction, the Company was owned by Berkshire Partners LLC, Weston Presidio Capital, Advent, and other minority investors (“the Former Owners”).

The Former Owners of PCHI received cash consideration of $1,474.9 million for the majority of their equity interests. Additionally, Advent and certain minority shareholders exchanged shares of PCHI stock for shares of PC Topco stock valued at $252.2 million.

The Company evaluated the requirements of ASC 805-50-S99-2 for mutual promotion and subsequent collaboration and concluded that THL, Advent and the other minority investors represented a collaborative group due to the fact that they mutually promoted the acquisition and due to the fact that they collaborate on the control of the Company. The mutual promotion is evidenced by the fact that all of the investors purchased their interests in PC Topco at the same time. The collaboration on the subsequent control of the Company is evidenced by the fact that the Stockholders Agreement, which was entered into at the time of the Transaction, includes (a) tag-along rights which allow all investors to participate in a sale of shares by other shareholders and (b) drag-along rights which, under certain conditions, enable controlling investors to require all other investors to sell stock in conjunction with a change-in-control transaction.

As the collaborative group acquired 100% of the outstanding voting securities of PCHI, push-down accounting was required (greater than 95% of PCHI was acquired). Thus the change in basis reflected in the Company’s financial statements resulted from push-down accounting. The Company has revised the disclosure on pages 54 and F-7 and F-15 of Amendment No. 2 to clarify that the basis change resulted from push-down accounting.

Note 14 – Commitments, Contingencies and Related Party Transactions, page F-32

6.	We note your response to comments 28 and 29 from our letter dated July 19, 2013 concerning the non-recurring $20 million fee paid to THL and Advent. You indicate that this fee is for certain services performed in conjunction with the execution of the Transaction, including the obtaining of new financing. You also indicate that the services covered by this fee were performed for PC Topco and PC Merger Sub prior to the Transaction. Please help us to understand how you determined that these services were not performed for Party City Holdings Inc. in light of the fact that they were the entity that benefited from new financing in conjunction with the Transaction.

Response to Comment 6:

The Company advises the Staff that the non-recurring $20.0 million fee paid to THL and Advent related to the following:

1.	advice, analysis and assistance with due diligence and other investigatory matters;

2.	structural advice and assistance with the negotiation of debt financing provided in connection with the Transaction;

3.	arrangement and negotiation of senior executive management incentive arrangements, and

4.	other advisory services.

The debt financing fees discussed in item 2 above include fees paid for advice related to the creation of the corporate structure related to the debt, as well as for assisting management with the negotiation of the arrangement of the debt, as opposed to direct fees incurred during the issuance of the debt. Direct fees for the issuance of the debt were incurred by PCHI directly, at market rates (amounting to $64.1 million), and were accounted for as deferred financing costs in the Company’s consolidated financial statements. The $20.0 million in advisory fees that were paid by PCHI related to the overall execution of the Transaction and were accounted for by the accounting acquirer, PC Topco.

Note 20 – Condensed Consolidating Financial Information, page F-43

7.	We note your response to comment 31 from our letter dated July 19, 2013. We remind you that Note 1 to Rule 3-10(f) of Regulation S-X contemplates the circumstances under which narrative disclosure is appropriate concerning the parent company’s assets and operations. If you do not meet the circumstances described in Note 1, please provide the tabular disclosure specified by Rule 3-10(f)(4)(i) and (ii) of Regulation S-X.

Response to Comment 7: In response to the Staff’s comment, the Company has revised the disclosure on pages F-45 – F-54 and F-74 – F-81 of Amendment No. 2 to include a column for Party City Holdings Inc.

Financial Statements for the Period Ended June 30, 2013, page F-56

General

8.	We note your disclosures on page 33 under the heading “The Exchange Offer.” Specifically, we note that if this exchange offer was not completed or a shelf registration statement was not effective prior to September 5, 2013, additional interest would accrue on the outstanding exchange notes. We also note that your interim financial statements make no mention of this penalty. Please respond to the following:

•	Please tell us how you considered ASC 825-20 and 450-20 in your analysis of whether this penalty was a contingent liability that was probable and reasonably estimable at June 30, 2013.

•	If you accrued for this penalty at June 30, 2013, please show us your calculations supporting the amount accrued and explain how you determined such amount was appropriate.

•

Please show us your calculations supporting the amount accrued at or anticipated to be accrued at September 30, 2013 and explain how you determined such amount is appropriate. Additionally, please revise the footnotes to your financial statements to discuss this penalty and resulting accrual. See ASC 825-20-50.

Response to Comment 8: The Company considered the applicability of ASC 825-20 relative to the penalty clause included in its registration rights agreement and concluded that ASC 825-20 was applicable and, as a result, the penalty interest represents a separate unit of account from the debt instrument and is required to be evaluated under ASC 450.

Pursuant to ASC 450-20, as of the Transaction date, the Company evaluated the probability of incurring a penalty for failure to exchange the debt and concluded that such penalty was not probable at that date and thus recorded no accrual for the contingency. Similarly, the Company updated its evaluation of the probability of incurring a penalty in its December 31, 2012 and March 31, 2013 financial statements and concluded that such penalty was not probable at such dates.

In conjunction with the issuance of the June 30, 2013 financial statements, the Company again evaluated the probability of incurring a penalty and concluded that a penalty was probable given the requirement for the exchange offer to be completed by September 5, 2013. The Company’s registration rights agreement calls for penalty interest in the amount of 0.25% annually during the first 90 days of the penalty period. In establishing a range of potential loss, the Company estimated that the earliest date upon which it could satisfy the requirement under the registration rights agreement was October 15, 2013. Thus, the Company determined that the low end of the range of potential loss was approximately $0.2 million ($700,000,000*.0025*(41 days/360 days)). As no estimate within the range represented a better estimate than any other, the Company concluded that an accrual of $0.2 million would be appropriate. However, given the immateriality of this amount to the Company’s consolidated financial statements, no accrual was made in the Company’s June 30, 2013 financial statements. Instead, the Company has disclosed the potential penalty interest in the footnotes to the June 30, 2013 financial statements in Amendment No. 2 on page F-68.

For its financial reporting as of September 30, 2013, the Company anticipates updating the above analysis to consider the potential dates at which the debt could be exchanged, and it will record an accrual for either the point in the range that provides the best estimate of the loss or, if no estimate is better than any other, the low end of the range. As of the required issuance date for the September 30, 2013 financial statements, should the Company not have further information regarding the status of the exchange, the Company expects that the low end of the range of potential loss will be approximately $0.4 million ($700,000,000*.0025*(72 days/360 days)).

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 on F-24 and F-68. Additionally, the Company will disclose the accrued penalty interest in the footnotes to its September 30, 2013 financial statements.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (212) 497-3626.

                Best Regards,

                /s/ Jay J. Kim

                Jay J. Kim

cc:	Party City Holdings Inc.
Michael A. Correale